Mail Stop 3561

March 16, 2009

Thomas M. Livia
President and Co-Chief Executive Officer
PC Universe, Inc.
504 NW 77th Street
Boca Raton, Florida 33487

> **Re:** **PC Universe, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed March 9, 2009**
> **File No. 000-52804**

Dear Mr. Livia:

We have completed our review of the above referenced filing and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rebecca DiStefano, Esq.
Via Facsimile